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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                                 EXEGENICS INC.
                            (NAME OF SUBJECT COMPANY)

                                 EXEGENICS INC.
                        (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
         SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                              301610 (COMMON STOCK)
                   (CUSIP NOT APPLICABLE FOR PREFERRED STOCK)
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                   ----------

                             RONALD L. GOODE, PH.D.
                                 EXEGENICS INC.
                                2110 RESEARCH ROW
                               DALLAS, TEXAS 75235
                                 (214) 358-2000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
            COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                                   ----------

                                    COPY TO:

                             JOEL I. PAPERNIK, ESQ.
               MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.
                                666 THIRD AVENUE
                                   24TH FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 935-3000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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ITEM 1. SUBJECT COMPANY INFORMATION.

         (a) The name of the subject company is eXegenics Inc., a Delaware corporation ("eXegenics"), and the address and telephone number of eXegenics' principal executive offices are 2110 Research Row, Dallas, Texas 75235, (214) 358-2000.

         (b) The title of the classes of equity securities to which this statement relates is common stock, par value $0.01 per share, of eXegenics (the "Common Stock"), and Series A Convertible Preferred Stock, par value $0.01 per share of eXegenics (the "Preferred Stock" and, together with the Common Stock, the "Shares"). As of June 11, 2003, there were 16,184,486 shares of Common Stock issued and outstanding, and 910,857 shares of Preferred Stock issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) NAME AND ADDRESS OF PERSON FILING THIS STATEMENT

         The name, address and telephone number of the subject company are set forth above under "Item 1(a)--Subject Company Information," which information is incorporated herein by reference. The filing person is eXegenics, which is the subject company. Information regarding eXegenics is available on its website, www.eXegenicsinc.com. Information on eXegenics' website is not incorporated by reference herein.

         (b) TENDER OFFER

         This statement relates to the tender offer by EI Acquisition Inc., (the "Purchaser"), a Delaware corporation and wholly-owned subsidiary of Foundation Growth Investments LLC, a Delaware limited liability company and a private investment fund ("Foundation"), for all of the outstanding Shares at a price of $0.40 per share, net to the seller in cash. Purchaser and Foundation are hereinafter collectively referred to as "Foundation." The offer is being made upon the terms and subject to the conditions set forth in Foundation's Offer to Purchase, dated May 29, 2003, and in the related Letter of Transmittal. The consideration offered per Share, together with all of the terms and conditions of Foundation's tender offer, are referred to herein as the "Offer."

         Foundation has indicated that if the Offer is consummated, it will merge with and into eXegenics through a long-form merger (the "Proposed Merger").

         The Offer and Proposed Merger are disclosed in a Tender Offer Statement on Schedule TO, filed on May 29, 2003, by Foundation with the Securities and Exchange Commission ("SEC"). The Schedule TO states that the address of the principal executive office of Foundation is 225 West Washington Street, Suite 2320, Chicago, Illinois 60606 and their telephone number is (312) 551-1200.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Except as described in (i) this statement and (ii) on pages 11 through 15 and 17 through 19 of eXegenics' Proxy Statement, dated April 15, 2003 (the "2003 Proxy Statement"), sent by eXegenics to its stockholders in connection with the 2003 Annual Meeting of Stockholders, which is filed as Exhibit 4 to this statement and incorporated herein by reference, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between eXegenics or its affiliates and (1) its executive officers, directors or affiliates, or (2) Foundation or any of their executive officers, directors or affiliates.

         The incorporated information contained in the 2003 Proxy Statement is updated as follows:

         o on May 15, 2003, Dr. Ira J. Gelb and Mr. Irwin C. Gerson resigned as directors of eXegenics;

         o on May 19, 2003, the service of Mr. Gary Frashier as a director of, and consultant to, eXegenics ended; and

         o on May 19, 2003, eXegenics announced that Joseph M. Davie, M.D., Ph.D. had been elected to the audit committee of the board of directors and that Walter Lovenberg, Ph.D. had been elected lead director.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

         (a) RECOMMENDATION OF THE BOARD OF DIRECTORS OF EXEGENICS

         After careful consideration, including a thorough review of the Offer with independent financial and legal advisors, the Board of Directors of eXegenics unanimously recommends that eXegenics' stockholders reject the Offer and not tender their Shares in the Offer. The Board believes that the Offer is inadequate and not in the best interests of eXegenics or its stockholders.

         eXegenics' stockholders should be aware that the Offer price is $0.40 per share, the market price of eXegenics' Common Stock as of June 11, 2003 was $0.66 per share, and the cash per share as of June 11, 2003 was approximately $0.85. In connection with their evaluation of the foregoing data, eXegenics' stockholders should note the following information: (i) the approximate cash per share as of June 11, 2003 presented above is based on the estimate of eXegenics' management, does not purport to constitute audited financial information, and consequently should not be relied upon; (ii) the cash per share as



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of March 31, 2003, the last date for which audited financial statements are available, was $0.91; (iii) the amount of cash per share does not necessarily reflect the amount that stockholders would receive if eXegenics were to be liquidated, and does not take into account transaction costs relating to the Offer, which would reduce the amounts available for distribution; and (iv) a liquidating distribution of cash would be a taxable transaction to eXegenics stockholders for United States income tax purposes to the extent that their adjusted tax basis in the Shares is less than the amount of cash distributed (and also may be a taxable transaction under applicable state, local, foreign and other income tax laws).

         The factors relied upon by the eXegenics Board in making its recommendation are described in greater detail below, and include the following:

         o the Offer represents an opportunistic attempt by Foundation to acquire eXegenics at a time when the Common Stock price is artificially and temporarily depressed;

         o the Offer is inconsistent with the Board's objective of enhancing and maximizing stockholder value;

         o eXegenics believes there is a reasonable chance of obtaining an alternative offer with terms that are superior to the Offer, based on current discussions with several potential acquirers;

         o the receipt of cash for Shares pursuant to the Offer, and pursuant to the Proposed Merger, will be a taxable transaction to eXegenics stockholders for United States income tax purposes to the extent that their adjusted tax basis in the Shares is less than the Offer price (and also may be a taxable transaction under applicable state, local, foreign and other income tax laws); and

         o the opinion of eXegenics' independent financial advisor, Petkevich & Partners, LLC, that, as of June 10, 2003, the Offer was inadequate to the holders of the Shares from a financial point of view.

         THE BOARD OF DIRECTORS OF EXEGENICS UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF EXEGENICS SHARES REJECT THIS TENDER OFFER AND NOT TENDER THEIR SHARES TO FOUNDATION.

         A letter communicating the Board's recommendation to you and a press release relating to the recommendation to reject the Offer are filed as Exhibits 1 and 2 to this statement and are incorporated herein by reference.

         (b)(i) BACKGROUND OF THE OFFER; CONTACT WITH FOUNDATION

         Other than the May 29, 2003 written request from Foundation to eXegenics for a list of the stockholders of eXegenics and the ensuing communications with representatives of Foundation concerning it, for the purposes of conducting the Offer, eXegenics has had no contact or negotiations with Foundation.

         eXegenics, like many companies in the biotechnology sector, has had, and continues to have, informal discussions with various companies regarding possible business relationships. eXegenics' management has always been willing to meet with, and listen to, third parties regarding possible strategic relationships. The Board and management always carefully consider opportunities and proposals in that light. To this end, in 2002, eXegenics engaged Petkevich & Partners, LLC to assist eXegenics in its pursuit of increasing shareholder value by locating and obtaining pharmaceutical compounds in or close to human clinical trials and to explore acquisition and merger opportunities. The Board has carefully considered the Offer, which is the first time that Foundation has proposed any type of transaction to eXegenics.

         After careful consideration, including consultation with independent financial and legal advisors, the Board unanimously concluded that the Offer is inadequate and that it would recommend that eXegenics' stockholders reject the Offer. The Board of Directors noted its belief that the Offer was opportunistic, significantly undervalued eXegenics' Shares, and was not consistent with the Board's objective of enhancing stockholder value. Accordingly, on June 12, 2003, eXegenics issued a press release announcing the Board's unanimous rejection of the Offer.

         (b)(ii) REASONS FOR THE BOARD'S RECOMMENDATION; FACTORS CONSIDERED BY THE BOARD.

         In reaching the unanimous conclusion that the Offer is inadequate and the recommendation described above, the Board of Directors of eXegenics consulted with its senior management and independent financial and legal advisors and took into account the following factors, among others:

                  (i) The Board's belief that the Offer represents an opportunistic attempt by Foundation to acquire eXegenics at a time when the Common Stock price is artificially and temporarily depressed. The closing price of eXegenics' Common Stock was $0.53 per share on May 28, 2003, the day prior to the unsolicited Offer, significantly lower than the 52-week high of $1.04 per share.

                  (ii) The fact that the $0.40 per share Offer price has remained below the market price of the Common Stock at all times since the public announcement of the Offer on May 29, 2003. The closing price of the Common Stock on the



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         Nasdaq National Market System on June 11, 2003, the last trading day prior to the date of this statement, was $0.66 per share.

                  (iii) eXegenics' belief that there is a reasonable chance of obtaining an alternative offer with terms that are superior to the Offer, based on current discussions with several potential acquirers.

                  (iv) The Board of Directors' receipt of the written opinion, dated June 10, 2003, of Petkevich & Partners, LLC that, as of the date of such opinion and based on and subject to the matters set forth therein, the Offer was inadequate, from a financial point of view, to eXegenics' stockholders (other than Foundation and its affiliates). A copy of the opinion of Petkevich & Partners, LLC, which sets forth the matters considered, assumptions made and limitations on the review undertaken by Petkevich & Partners, LLC, is attached hereto as Exhibit
         5. The opinion of Petkevich & Partners, LLC is addressed to the Board of Directors of eXegenics, addresses only the inadequacy, from a financial point of view, to the holders of eXegenics' Shares (other than Foundation and its affiliates) of the Offer and does not constitute a recommendation to any stockholder as to whether such stockholder should tender eXegenics' Shares pursuant to the Offer or as to any other matter relating to the Offer. Stockholders are urged to read the opinion of Petkevich & Partners, LLC in its entirety.

                  (v) The fact that eXegenics currently has a strong balance sheet, including cash and cash equivalents of approximately $14.5 million and no long-term debt (other than a long-term capital lease obligation of $67,452.00).

                  (vi) The fact that Foundation has provided very little information in the Offer with respect to the Proposed Merger. No assurance can be given that the terms of the Proposed Merger will be fair to eXegenics' stockholders, from a financial point of view or otherwise.

                  (vii) The Board of Directors considered the taxable nature of the cash consideration to be paid to holders of Shares in the Offer, and in the Proposed Merger, and the fact that eXegenics stockholders who tender their Shares would not be afforded an opportunity to share in potential increases in the long-term value of eXegenics or of a purchasing company.

                  (viii) The Offer is highly conditional, which results in significant uncertainty that the Offer will be consummated. Specifically, the Offer is subject to the following conditions, among others:

                           (1) Minimum Tender Condition. eXegenics' stockholders
                  must have tendered and not withdrawn prior to the expiration of the Offer a number of Shares, so that, after consummation of the Offer, Foundation owns a number of Shares which constitute a majority of the then outstanding Shares on a fully-diluted basis. eXegenics does not expect any of its management or Board of Directors, who collectively hold less than 1% of the Shares outstanding, to tender.

                           (2) No Tender or Exchange Offer. No tender or
                  exchange offer shall have been proposed, announced or made by any other person, entity or group.

                           (3) Business Combination Condition. Foundation will
                  not be required to purchase any shares in the Offer if eXegenics and Foundation shall have reached an agreement or understanding that the Offer be terminated or amended or Foundation shall have entered into a definitive agreement or an agreement in principle to acquire eXegenics by merger or similar business combination, or purchase Shares or assets of eXegenics.

                           (4) No Material Adverse Change Condition. Foundation
                  will not be required to purchase any Shares in the Offer if any change, event or development shall have occurred that has, or could reasonably be expected to have, a material adverse effect on the condition (financial or otherwise), business, assets, liabilities, prospects or results of operations of eXegenics and its subsidiaries taken as a whole (the "No Material Adverse Change Condition").

                           (5) No Unusual Event Condition. There shall not have
                  occurred (a) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market in excess of one day, (b) a commencement of a war, armed hostilities, terrorist attacks or other international or national calamity directly or indirectly involving the United States, (c) any limitation (whether or not mandatory) by any United States governmental or regulatory authority on the extension of credit by banks or other financial institutions, or (d) in the case of any of the foregoing existing at the time of the Offer, a material acceleration or worsening thereof (the "No Unusual Event Condition").

         Although the No Material Adverse Change Condition and the No Unusual Event Condition might be capable of being satisfied, they are drafted in extremely broad and general terms and Foundation has the sole discretion to decide whether those conditions, as well as all other conditions, have been met. Accordingly, even assuming that the numerous other conditions to the Offer could be satisfied, these conditions create significant uncertainty regarding whether Foundation would be required to consummate the Offer given that any number of otherwise insignificant events or circumstances could be deemed by Foundation to cause the condition not to be satisfied. This is especially true of the No Unusual Event Condition,



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given the unsettled nature of world events at this time, including the fact that the Offer does not specifically provide how Foundation will consider the uncertainties surrounding Iraq, the Middle East and the war on terrorism, and the possible impact those events could have on international politics and the financial markets.

         In light of the above factors, the Board of Directors of eXegenics unanimously determined that the Offer is not in the best interests of eXegenics and eXegenics' stockholders. ACCORDINGLY, BASED ON THE FOREGOING, THE BOARD RECOMMENDS THAT YOU REJECT THE OFFER AND NOT TENDER YOUR SHARES PURSUANT TO THE OFFER.

         The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but addresses all of the material information and factors considered by the Board in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the eXegenics Board did not find it practicable to provide specific assessments of, to quantify or otherwise to assign any relative weights to, the specific factors considered in determining to recommend that stockholders reject the Offer. This determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Board may have given differing weights to different factors.

         (c) INTENT TO TENDER

         To the best of eXegenics' knowledge, none of eXegenics' executive officers or directors currently intends to tender in the Offer any of the Shares that he or she holds of record or beneficially.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         In 2002, eXegenics engaged Petkevich & Partners, LLC as its exclusive financial advisor to assist it in its pursuit of increasing shareholder value by locating and obtaining pharmaceutical compounds in or close to human clinical trials and to explore acquisition and merger opportunities. In March 2003, the engagement was extended for one year with certain modifications. For services in connection with the Offer and the adoption of the stockholder rights plan, eXegenics has agreed to pay Petkevich and Partners, LLC certain fees referred to in more detail below.

         The advisory fee includes retainer payments totaling up to $100,000 and a warrant to purchase 40,000 shares of the Common Stock of eXegenics at a per share price of $0.58. The warrant vests in four equal increments. The first two increments vested on March 5 and June 5, 2003. The remaining increments vest on September 5 and December 5, 2003. The transaction fee payable to Petkevich and Partners in the event of a merger, sale, acquisition or other similar transaction involving eXegenics is 3% of the total value of the transaction with certain minimum fees. In addition to the foregoing fees, eXegenics has the right to request from Petkevich and Partners a fairness opinion (with respect to any transaction contemplated by the engagement); and has requested pricing advice (as to the propriety of the initial exercise price in the shareholder rights plan) and an adequacy opinion (as to the adequacy of the Offer) for a total cash fee of $90,000. Petkevich and Partners has agreed to credit $75,000 of this fee against any transaction fees payable to them. eXegenics has agreed to reimburse Petkevich & Partners, LLC for up to $50,000 in reasonable and customary expenses, including reasonable attorneys fees. eXegenics also has agreed to indemnify Petkevich & Partners, LLC and its affiliates against liabilities related to or arising out of the engagement.

         eXegenics has also retained Georgeson Shareholder Communications Inc. ("GSC") to act as Information Agent in response to the Offer. In its capacity as Information Agent, GSC will review the Offer documents, provide strategic advice with respect to the Offer, assist in preparation and posting of advertisements and news releases, disseminate Offer documents to the banking and brokerage community and communicate with the banking and brokerage community during the Offer period. For these services, eXegenics will pay GSC their customary fee plus reasonable out of pocket expenses. IF YOU HAVE ANY QUESTIONS REGARDING THIS
SCHEDULE 14D-9, PLEASE CONTACT GEORGESON SHAREHOLDER COMMUNICATIONS INC., THE INFORMATION AGENT, AT 17 STATE STREET, 10TH FLOOR, NEW YORK, NY 10004; BANKS AND BROKERS CALL: (212) 440-9800; ALL OTHERS CALL TOLL-FREE: (800) 964-0733.

         Except as set forth above, neither eXegenics nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of eXegenics concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         No transactions in the Shares have been effected during the past 60 days by eXegenics, or, to the best of its knowledge, any of its directors, executive officers, affiliates or subsidiaries except for the following transaction:

         On May 9, 2003, eXegenics and Joseph M. Davie, M.D., Ph.D., one of its directors, entered into an indemnification agreement, in the same form as that executed by the other directors of eXegenics.



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ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Although eXegenics has received from other parties, both before and after announcement of the Offer, unsolicited indications of interest with respect to strategic transactions, and it will continue to carefully consider legitimate proposals in the exercise of its duties to the stockholders, except as described below, eXegenics is not currently engaged in negotiations or discussions with Foundation in response to the Offer that relate to or would result in:

         o any extraordinary transaction, such as a merger, reorganization or liquidation, involving eXegenics or any of its subsidiaries;

         o any purchase, sale or transfer of a material amount of assets of eXegenics or any of its subsidiaries; or

         o any material change in the present dividend policy, or indebtedness or capitalization of eXegenics.

         eXegenics has not entered into any transaction, board resolution, agreement in principle or signed contract for any such action in response to the Offer.

         eXegenics has entered into discussions with various parties relating to alternative transactions which, if consummated, could potentially allow shareholders of eXegenics to receive more attractive terms than those being offered by Foundation in the Offer; however, no assurance can be given that any such alternative transaction will be consummated.

         With its stockholders' interests in mind, and also like many companies, eXegenics has taken measures to protect its value for its stockholders. One of these measures was the adoption, on June 9, 2003, of a stockholder rights plan, which is similar to rights plans adopted by many other public companies. The purpose of the rights plan is to prevent third parties from opportunistically acquiring eXegenics in a transaction that the Board believes is not in the best interests of eXegenics' stockholders. The rights plan requires any party seeking to acquire 15% or more of the outstanding Common Stock of eXegenics to obtain the approval of the Board or else the rights not held by the acquiror become exercisable for preferred stock of eXegenics, or common stock of the acquiror, at a discounted price that would make the acquisition prohibitively expensive. Further information regarding the rights plan is contained in a letter that was mailed to holders of eXegenics' Common Stock.

ITEM 8. ADDITIONAL INFORMATION.

         (a) LEGAL MATTERS

         LITIGATION. On May 15, 2003, a lawsuit was filed by The M&B Weiss Family Limited Partnership of 1996 in the Delaware Court of Chancery against eXegenics, purportedly as a class action on behalf of the plaintiff and on behalf of all other similarly situated stockholders of eXegenics, and as a derivative action on behalf of eXegenics against certain directors and senior officers of eXegenics. The complaint alleges, among other things, that the defendants have mismanaged eXegenics, have made unwarranted and wasteful loans and payments to certain directors and third parties, have disseminated a materially false and misleading proxy statement in connection with the upcoming annual meeting of eXegenics' stockholders, and have breached their fiduciary duties to act in the best interests of eXegenics and its stockholders. The complaint seeks, among other things, court orders mandating that the defendants cooperate with parties proposing bona fide transactions to maximize stockholder value, make corrective disclosures with respect to the latest proxy statement, and account to eXegenics and the plaintiffs for damages suffered as a result of the actions alleged in the complaint. The plaintiffs are in addition seeking an award of costs and attorneys' fees and expenses.

         eXegenics and the individual defendant officers and directors believe the suit to be without merit. Accordingly, on June 9, 2003, the defendants filed a joint motion with the Delaware Court of Chancery to dismiss the complaint for failure to state a claim and for failure to make the statutorily required demand on eXegenics to assert the subject claims. eXegenics cannot predict at this point the length of time that this litigation will be ongoing.

         DELAWARE BUSINESS COMBINATIONS STATUTE. eXegenics is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "Delaware Business Combinations Statute"), which imposes certain restrictions upon business combinations involving eXegenics. The following description is not complete and is qualified in its entirety by reference to the provisions of the Delaware Business Combinations Statute. In general, the Delaware Business Combinations Statute prevents a Delaware corporation such as eXegenics from engaging in a "business combination" (which is defined to include a variety of transactions, including mergers such as the Proposed Merger) with an "interested stockholder" for a period of three years following the time such person became an interested stockholder unless:

         o prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

         o upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i)



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                  by persons who are directors and also officers and (ii)
                  employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

         o at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

         For purposes of the Delaware Business Combinations Statute, the term "interested stockholder" generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that
(i) is the owner of 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

         A Delaware corporation may elect not to be covered by the Delaware Business Combinations Statute in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by the Delaware Business Combinations Statute is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

         Neither eXegenics' Certificate of Incorporation nor Bylaws exclude eXegenics from the coverage of the Delaware Business Combinations Statute. Unless Foundation's acquisition of 15% or more of the eXegenics' Common Stock or the Proposed Merger is approved by the Board of Directors of eXegenics before the Offer closes, the Delaware Business Combinations Statute will prohibit consummation of the Proposed Merger for a period of three years following consummation of the Offer unless the Proposed Merger is approved by the Board and 66 2/3% of eXegenics' stockholders, excluding Foundation, or unless Foundation acquires at least 85% of the Common Stock in the Offer. The provisions of the Delaware Business Combinations Statute would be satisfied if, prior to the consummation of the Offer, the Board approves the Offer and the Proposed Merger.

         APPRAISAL RIGHTS. Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Proposed Merger is consummated, holders of the Shares in connection with the Proposed Merger will have certain rights pursuant to the provisions of Section 262 of the Delaware General Corporation Law to dissent and demand appraisal of their Shares. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Proposed Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per share to be paid in the Proposed Merger or the market value of the Shares. The value so determined could be more or less than the price per share to be paid in the Proposed Merger. Foundation states in the Offer that there will be no Appraisal Rights for holders of eXegenics' Preferred Stock. eXegenics does not agree with this assertion.

         DELAWARE LAW. The Proposed Merger would need to comply with various applicable procedural and substantive requirements of Delaware law. Several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders that requires the merger to be fair to such other stockholders. Foundation would be a controlling stockholder if the holders of at least a majority of the Shares accept the Offer, which acceptance is a condition to Foundation's consummation of the Offer and the Proposed Merger. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties.

         STOCKHOLDER RIGHTS PLAN. With its stockholders' interests in mind, and also like many companies, eXegenics has taken measures to protect its value for its stockholders. One of these measures was the adoption, on June 9, 2003, of a stockholder rights plan, which is similar to rights plans adopted by many other public companies. The purpose of the rights plan is to prevent third parties from opportunistically acquiring eXegenics in a transaction that the Board believes is not in the best interests of eXegenics' stockholders. The rights plan requires any party seeking to acquire 15% or more of the outstanding Common Stock of eXegenics to obtain the approval of the Board or else the rights not held by the acquiror become exercisable for preferred stock of eXegenics, or common stock of the acquiror, at a discounted price that would make the acquisition prohibitively expensive. Further information regarding the rights plan is contained in a letter that was mailed to holders of eXegenics' Common Stock.



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

      (b) FORWARD-LOOKING STATEMENTS

         This Schedule 14D-9 contains forward-looking statements. The words "believe," "expect," "intend", "anticipate," variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. These statements are subject to certain risks, uncertainties and assumptions that are difficult to predict. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Schedule 14D-9.

ITEM 9. EXHIBITS.


EXHIBIT NO.

Exhibit 1.        Letter to eXegenics' stockholders dated June 12, 2003.*

Exhibit 2.        Press Release issued by eXegenics on June 12, 2003.*

Exhibit 3. Press Release issued by eXegenics on May 30, 2003 (incorporated by reference to Exhibit 99.1 to eXegenics' Current Report on Form 8-K, filed May 30, 2003).

Exhibit 4. Proxy Statement on Schedule 14A dated April 15, 2003, relating to eXegenics' 2003 Annual Meeting of Stockholders (incorporated herein by reference to eXegenics' Schedule 14A, filed April 15, 2003).

Exhibit 5.        Opinion of Petkevich & Partners, LLC dated June 10, 2003.*

----------

*    Included in the Schedule 14D-9 mailed to stockholders.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    EXEGENICS INC.

                                    By: /s/ RONALD L. GOODE
                                        ---------------------------------------
                                                   RONALD L. GOODE
                                         CHAIRMAN, CHIEF EXECUTIVE OFFICER AND
                                                      PRESIDENT


Dated: June 12, 2003



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